Exhibit 12.2

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Quarter Ended March 31,
	2007	2008	2009	2010	2011	2012
Pre-tax income from continuing operations	3,387	3,388	3,555	3,150	2,827	396
Plus: (Income) or loss from equity investees	(1)	1	3	—	1	22
Less: Capitalized interest	(30)	(33)	(49)	(38)	(49)	(13)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	3,356	3,356	3,509	3,112	2,779	405
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness (a)	196	170	162	191	219	67
Interest component of rental expense (b)	273	272	212	222	220	43

Total fixed charges	469	442	374	413	439	110
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	3,825	3,798	3,883	3,525	3,218	515
Ratio of earnings to fixed charges	8.2	8.6	10.4	8.5	7.3	4.7

(a)	Includes interest expense for the quarter ended March 31, 2012 of $1 million and $(5) million, $6 million, $9 million, $0 and $24 million for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively, related to uncertain income tax positions.
(b)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.